Consent of APEX Geoscience Ltd.

APEX Geoscience Ltd. hereby consents to the use of and reference to its name and the scientific and technical information it is responsible for in the documents which are filed with or incorporated by reference in the Annual Report on Form 40-F of Mako Mining Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Michael Dusfresne
Name: Michael Dusfresne, M.Sc., P.Geol., P.Geo.
Title: President & CEO

Dated: April 29, 2026